Contact

jay@onedoorstudios.com

www.linkedin.com/in/jasonbrents (LinkedIn)

Top Skills

Film Distribution

Film Production

Teaching

Languages

English (Native or Bilingual)

Chinese (Limited Working)

Certifications

Minister's License

California Clear Social Science Teaching Credential

Jason Brents

CEO | Producer at Calculated Sequels (a company of OneDoor Studios)
Greater Sacramento

Summary

CALCULATED is film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers. The franchise is headed by a team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue, and has relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate. Along with this, CALCULATED Development has committed to share 25% of their profits with the National Center on Sexual Exploitation, a top organization fighting human trafficking. Visit CALCULATED's active campaign at www.WeFunder.com/CalculatedMovie

Jason is Co-Founder and CEO at OneDoor Studios, a film production and consulting company managed by a commercial and creative team that has provided business, funding and distribution services for over twenty studio released motion pictures, television network series and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Jason's awareness of the power of great stories to inspire and enable us to grow in wisdom and virtue drove him to discover epic stories from his youth. The more he read and pondered the answers to life's most important questions (who are we? where did we come from? why are we here? and where are we going after we leave this life?), the clearer it became that these questions and answers were the core themes of the most powerfully stories throughout time. During his almost twenty years academically teaching philosophy and history on multiple continents, Jason's passion for Story grew along with a list of classic and contemporary literature he longed to produce into films.

Jason established Lady of the Lake Studios in 2018, a founding partner of OneDoor Studios, and is now producing motion pictures that are powerful in entertainment value as well as filling audiences with hope and longing for all that is good, beautiful, and true. He has established deep industry relationships in China, where he resided for 6 years with his family, and oversees a lively network of over 60 producers and distributors. He continues to use his passion for China and film to advance OneDoor Studio's mission.

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Experience

Calculated Sequels
CEO | Producer
January 2022 - Present (5 months)
Santa Barbara, California, United States

Three global YA movie franchise sequels to Calculated, produced for major studio release.

1) This offering follows the successful $2 million WeFunder raise of The Calculated Movie (a separate company).
2) A film franchise is based on a top-rated novel series, released by a leading publisher on Amazon.
3) 1st tranche 110-125% early preferred return on investment before production begins (investment not guaranteed).
4) 2nd tranche: 50% of the development company's ongoing profits (investment not guaranteed).
5) A $7.2 million development fund for three motion pictures with bank-financed production budgets of $50 million each.
6) A team that has worked on 23 studio-released movies and series earning over $4 billion in revenue.
7) A team with studio relationships including Sony, Universal, Warner Bros, Disney, Paramount/CBS and Lionsgate.

Calculated Development LLC
CEO | Producer
November 2020 - Present (1 year 7 months)
CALCULATED's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller. This is the next Young Adult novel-based film franchise that may rival The Hunger Games, Divergent, or Twilight. www.Calculated.movie

One Door Studios
CEO | Co-Founder | Producer

July 2018 - Present (3 years 11 months)
Santa Barbara, California Area

We believe powerful stories, well told, transform lives and cultures. We exclusively seek and acquire these stories. In partnership with leading global territory distributors, we develop, produce and distribute world-changing, blockbuster motion pictures able to dominate the global box-office – and every other sized screen.

Currently Jason is spearheading an equity crowdfunding campaign on WeFunder for CALCULATED, a global young adult novel-to-motion picture franchise. www.WeFunder.com/CalculatedMovie

MyStreme
Co-Founder
January 2020 - Present (2 years 5 months)
Greater Sacramento

Lady of the Lake Studios
Founder
October 2016 - Present (5 years 8 months)
Sacramento, California Area

Film production studio focused on bringing powerful stories that uplift the soul, inspire the mind, and ennoble the heart.

Brents Brothers Media
Founder
January 2011 - Present (11 years 5 months)
California

Forging a path for classic and great modern authors to publish their books in China.

John Adams Academy
Humanities Teacher
October 2016 - August 2018 (1 year 11 months)
Roseville, California

Taught American Government, Economics, and Logic.

Antelope Valley Union High School District
AP Psychology Teacher
August 2015 - June 2016 (11 months)
Lancaster, California

Taught AP high school Psychology courses.

Tianjin International School
Philosophy Teacher
August 2009 - June 2015 (5 years 11 months)
Tianjin, China

• Taught Philosophy, World Views, Apologetics, Parables, Filmmaking,
Ancient World History, AP Comparative Government, etc.
• Led student service trip to Hainan and Yunnan provinces in China.
• Member on inter-school Bible Standards Development Team
• Inspired and guided student-led Invisible Children School for School program
(www.invisiblechildren.com)

Homes 4 Hawaiians
Founder & CEO
July 2005 - October 2008 (3 years 4 months)
Hawaiian Islands

Real estate investor on the Big Island of Hawaii and California.

Blair International Baccalaureate School
Humanities Teacher
August 2006 - June 2007 (11 months)
Pasadena, California

• Created a multi-faceted, project-based curriculum for world culture and
geography studies
• Initiated and created an engaging financial education curriculum
• Directed the creation of a student-led club for Invisible Children raising
awareness for child soldiers in Uganda

Pollock Pines Community Church
Youth Pastor
June 2003 - August 2005 (2 years 3 months)
Pollock Pines, California, USA

Youth Pastor to jr. high and high school students at Pollock Church
(www.pollockchurch.org).

Alpha Beacon Christian School
Teacher
August 2001 - June 2002 (11 months)
San Mateo, California

- Created and taught curriculum for courses in Bible, Computers, Latin, Science, and Physical Education
- Created and executed a video production project with Korean immigrant students
- Led and taught student body assemblies

Education

The Master's University
BA, History · (1995 - 1999)

Northwest Christian University
Summer Institute of Linguistics

Trinity International University
PERSPECTIVES Coordinator

University of San Diego
Cleared California Teaching Credential